

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 18, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.250% Notes due September 15, 2025 Under Ford Credit Euro Medium-Term Notes due Nine Months or More From the Date of Issue Program of FORD MOTOR CREDIT COMPANY LLC under the Exchange Act of 1934.

Sincerely,